

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 06939

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING_____01/01/18_____ AND ENDING_____12/31/18_____
                                                       MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Funds and Trusts, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
_____
FIRM I.D. NO.

3030 South Main Street, Suite #100
                             (No. and Street)

Salt Lake City	Utah	84115
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Richard M. Taggart   (801) 466-8701
                                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haynie & Company
                          (Name – *if individual, state last, first, middle name*)

50 West Broadway, Suite #600	Salt Lake City	Utah	84101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5

WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2018



Haynie &
Company

Certified Public Accountants

AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5

WITH REPORT OF

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2018

AMERICAN FUNDS AND TRUSTS, INC.

FORM X-17A-5

WITH

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

FOR THE YEAR ENDED DECEMBER 31, 2018

AMERICAN FUNDS AND TRUSTS, INC.

TABLE OF CONTENTS

OATH OR AFFIRMATION

I, ___Richard M. Taggart_____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ___American Funds and Trusts, Inc._____, as of ___December 31_____, 20__18____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President_____
Title

_____
Notary Public

JOY S. PAYNE
Notary Public State of Utah
My Commission Expires on:
November 26, 2020
Comm. Number: 691467

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600   Salt Lake City, UT 84101   (801) 532-7800   Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of American Funds & Trusts, Inc.

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of American Funds & Trusts, Inc. as of December 31, 2018, the related statements of operations and comprehensive income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of American Funds & Trusts, Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of American Funds & Trusts, Inc.'s management. Our responsibility is to express an opinion on American Funds & Trusts, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to American Funds & Trusts, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information
The information contained in Schedules I through IV has been subjected to audit procedures performed in conjunction with the audit of American Funds & Trusts, Inc.'s financial statements. The supplemental information is the responsibility of American Funds & Trusts, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedule I through IV is fairly stated, in all material respects, in relation to the financial statements as a whole.

Haynie & Company
Salt Lake City, Utah
February 27, 2019

We have served as American Funds & Trusts, Inc.'s auditor since 2016.



An Association of
Independent Accounting Firms

1



AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Current assets:

Cash and cash equivalents	$ 433,468
Commissions receivable	25,251
Prepaid federal income taxes	1,122
Deposits	206
Prepaid expense	108
Total current assets	460,155

Furniture, equipment and leasehold improvements,
at cost, less accumulated depreciation of $35,999 — 3,177

Other assets

Investment securities available-for-sale, at market value	55,171
Total Assets	**$ 518,503**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:

Accrued commissions to officers and directors	$ 231,243
Accrued commissions to registered representatives	36,047
Accrued expenses and other payables	20,992
State income taxes payable	229
Total current liabilities	288,511

Long-term liabilities:

Deferred income taxes	2,200
Total long-term liabilities	2,200
Total liabilities	290,711

Stockholders' equity:

Common stock, $1 par value, 150,000 shares authorized and 122,168 shares issued and outstanding	122,168
Additional paid-in capital	44,409
Retained earnings	56,721
Accumulated other comprehensive income	4,494
Total stockholders' equity	227,792
Total Liabilities and Stockholders' Equity	**$ 518,503**

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF OPERATIONS AND COMPREHENSIVE INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

Revenues:

Commissions	$ 771,760
Interest and dividend income	1,374
Total revenue	773,134

Expenses:

Commissions, salaries and payroll taxes	630,613
Occupancy and equipment	47,386
Professional fees	32,399
Regulatory and membership fees	7,020
Communications & office expense	4,333
Other	8,845
Total expenses	730,596
Income before income tax expense	42,538
Income tax expense	11,040
Net income	31,498

Other comprehensive income

Unrealized (loss) on marketable securities, net of taxes	(5,647)
Total other comprehensive income	(5,647)
Total comprehensive income	$ 25,851

See independent registered public accounting firm's audit report and notes to financial statements.

AMERICAN FUNDS AND TRUSTS, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total
Balances, December 31, 2017	$ 122,168	$ 44,409	$ 25,223	$ 10,141	$ 201,941
Net income	--	--	31,498	--	31,498
Unrealized (loss) on marketable securities	--	--	--	(5,647)	(5,647)
Balances, December 31, 2018	$ 122,168	$ 44,409	$ 56,721	$ 4,494	$ 227,792

See independent registered public accounting firm's audit report and notes to financial statements.

Cash flows from operating activities:

Net income	$ 31,498
Adjustments to reconcile net income to net cash	
provided by operating activities:	
Depreciation expense	2,630
Dividends reinvested in securities available-for-sale	(1,266)
Change in deferred income taxes	9,821
(Increase) decrease in assets:	
Commissions receivable	6,317
Prepaid income taxes	(1,122)
Deposits	10
Prepaid expense	2,879
Increase (decrease) in liabilities:	
Commissions due to officers and directors	3,819
Commissions due to registered representatives	6,746
Accrued expenses and other payables	7,226
Income taxes payable	(2,405)
Net cash provided by operating activities	66,153

Cash flows from investing activities:

Net cash provided by investing activities	--

Cash flows from financing activities:

Net cash provided by financing activities	--

Net increase in cash	66,153
Cash and cash equivalents, beginning of year	367,315
Cash and cash equivalents, end of year	$ 433,468

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:

Cash paid during the year for:

Income taxes	$ 4,638
Interest	$ --

See independent registered public accounting firm's audit report and notes to financial statements.

1. **Summary of Significant Accounting Policies**

   a. **Business**

   The Company was incorporated under the laws of the State of Utah in 1958, generally to engage in the business of a securities broker dealer. The Company's business is principally limited to the sale of mutual fund investments for customers living in Utah. In addition to Utah, the Company is licensed to do business in Arizona, California and Nevada. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

   b. **Revenue Recognition**

   Effective January 1, 2018, the Company adopted ASU No. 2014-9, *Revenue from Contracts with Customers* ("ASC Topic 606") using the modified retrospective method which had no impact on the Company's opening retained earnings. The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when the entity satisfies a performance obligation.

   The Company acts as an agent by selling mutual funds to customers and collecting commissions from the mutual fund companies. In addition, if a customer subsequently adds to their mutual fund position, the Company collects additional commissions. Accordingly, the Company recognizes the net commissions on a trade date basis, which is the day the transaction is executed. The Company believes that the performance obligation is satisfied on the trade date because that is when the mutual fund is selected, the price is determined, and the risks and rewards of ownership have been transferred to the customer.

   The Company also receives recurring commissions on mutual funds held by customers for a duration longer than one year. The Company believes that the performance obligation is not satisfied until the mutual funds are held by customers for the required duration and recognizes the net commissions at that time.

   The recognition and measurement of revenue is based on the assessment of specific mutual fund company commission terms and significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time.

   c. **Customer Security Transactions**

   The Company does not handle customer funds or securities and is exempt from the provisions of the Customer Protection Rule (Rule 15c3-3).

   d. **Cash and Cash Equivalents**

   For purposes of reporting cash flows, the Company considers all highly liquid cash investments with a maturity of three months or less to be cash equivalents. The carrying amount reflected in the statement of financial condition for cash and cash equivalents approximate fair value due to the short maturities of those investments.

Notes to the Financial Statements - continued

e. Furniture, Equipment and Depreciation

Furniture and equipment are stated at cost less accumulated depreciation. Depreciation on office furniture, equipment and leasehold improvements is provided using the straight-line method over expected useful lives of 5 to 7 years. Normal repair and maintenance items are expensed as incurred.

f. Investments

The Company's investments consist of mutual funds that have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at year-end. The securities are classified as "available for sale" and accordingly, are carried at fair value, with unrealized gains and losses, net of tax, reported as a separate component within the stockholders' equity section of the statement of financial condition. Realized gains and losses on all marketable securities are determined by specific identification and are reflected in current earnings.

g. Fair Value of Financial Instruments

FASB ASC 825-10, *Disclosures about Fair Value of Financial Instruments*, requires disclosure of fair value information about financial instruments, whether or not recognized in the statement of financial condition. FASB ASC 825-10 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements.

The fair value of financial instruments classified as current assets or liabilities, including cash and cash equivalents, commissions receivable, commissions payable and accrued expenses approximate carrying value, principally because of the short maturity of those items. Investments in marketable equity securities are carried at their estimated fair value, as described in note 4.

h. Income Taxes

The Company utilizes the asset and liability method to account for income taxes. The objective of this method is to establish deferred tax assets and liabilities for the temporary differences between net income for financial reporting basis and tax basis of the Company's assets and liabilities at enacted tax rates expected to be in effect when such amounts are realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Tax Cuts and Jobs Act was enacted on December 22, 2017 which changed the U.S. corporate statutory tax rate to 21% beginning on January 1, 2018. As a result of this change, the Company used 26% as an effective rate to calculate deferred income taxes.

Income tax expense or benefit is provided based upon the financial statement earnings of the Company. Depreciation expense and unrealized gains on securities available-for-sale are recognized in different periods for tax and financial accounting purposes. The tax effect of these differences is reported as deferred income taxes in the financial statements.

i. **Comprehensive Income**

The Company has adopted accounting standards that address the reporting of comprehensive income. These standards require the Company to report the change in other financial activities affecting financial position, that are not included in the statement of operations, as adjustments to net income to arrive at comprehensive income which is an additional measure of operating performance. Additionally, the standards require the Company to include the cumulative items comprising comprehensive income as a component of equity titled Accumulated Other Comprehensive Income. The Company's only element of Accumulated Other Comprehensive Income relates to unrealized gains on available for sale investment securities.

j. **Management Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles and prevailing industry practices requires management to make estimates and assumptions that affect certain reported amounts and disclosures in the financial statements. Accordingly, actual results could differ from those estimates.

2. **Commissions Receivable**

Commissions receivable represent amounts due from mutual fund companies for commissions earned through December 31, 2018. Amounts due are received in the subsequent month, therefore, an allowance for doubtful accounts is not considered necessary.

3. **Furniture, Equipment and Leasehold Improvements**

The major classes of depreciable assets are as follows:

Furniture and equipment	$ 38,756
Leasehold improvements	420
Total	39,176
Less accumulated depreciation	(35,999)
Fixed assets, net	$ 3,177

Depreciation expense for the year ended December 31, 2018 was $2,630.

4. **Investment Securities Available-for-Sale**

Investment securities available-for-sale consist of mutual funds and are recorded at market value at December 31, 2018 as follows:

Mutual funds, at cost	$ 49,098
Unrealized gains	6,073
Investment securities available-for-sale, at market value	$ 55,171

The following is a summary of the unrealized gains included in accumulated other comprehensive income as of December 31, 2018:

Unrealized gains	$ 6,073
Income tax effect	(1,579)
Unrealized gains, net of income taxes	$ 4,494

5. <u>**Accumulated Other Comprehensive Income**</u>

Changes in accumulated other comprehensive income during the year ended December 31, 2018 were as follows:

	Before-Tax Amount	Tax Benefit	Net-of-Tax Amount
Unrealized (loss) on marketable securities	$ (7,568)	$ 1,921	$ (5,647)
Total change in accumulated other comprehensive income	$ (7,568)	$ 1,921	$ (5,647)

6. <u>**Fair Value Measurement**</u>

FASB ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1: Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2: Observable inputs other than quoted prices included in level 1 which are observable for asset or liability either directly or indirectly. These inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in inactive markets;
- inputs other than quoted prices that are observable for the asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3: Unobservable inputs for the asset or liability to the extent relevant observable inputs are not available, representing the Company's own assumption about the assumptions a market participant would use in valuing the asset or liability, and would be based on the best information available.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual Funds - Valued at the closing price reported in the active market in which the individual securities are traded.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Notes to the Financial Statements - continued

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 55,171	$ --	$ --	$ 55,171
Total assets at fair value	$ 55,171	$ --	$ --	$ 55,171

7. **Income Taxes**

Income taxes are provided at statutory rates for the tax effects of transactions reported in the financial statements and consist of taxes currently due and for deferred taxes which relate to timing differences for the expense recognition of depreciation and unrealized gains on securities available-for-sale.

FASB ASC 740-10, *Accounting for Uncertainty in Income Taxes*, prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. For the year ended December 31, 2018, the Company had no uncertain tax positions that qualify for either recognition or disclosure in the financial statements.

The Company files income tax returns in the U.S. federal jurisdiction and Utah. The Company's tax returns are subject to possible examination by the taxing authorities. For income tax purposes the returns essentially remain open for possible examination for a period of three years after the respective filing deadlines of those returns. The Company is no longer subject to U.S. federal and state income tax examinations by tax authorities for years before 2015.

Tax laws enacted in 2017 established a single flat tax rate of 21% beginning in 2018. The deferred income taxes have been adjusted to reflect the newly enacted rates.

Income tax expense consists of the following:

Current year income taxes due:	
Federal	$ 882
State	229
Foreign countries	108
Total	1,219
Deferred tax expense for current year timing differences:	
Federal	7,932
State	1,889
Total	9,821
Total income tax expense	$ 11,040

Notes to the Financial Statements - continued

The actual tax expense differs from the "expected" tax expense computed by applying the U.S. corporate rate of 21 percent as follows:

Computed "expected" federal tax expense	$ 8,933
Computed "expected" state tax expense	2,127
Impact of state income tax deductibility	(48)
Corporate dividend deduction	(47)
Foreign taxes	108
Other	(33)
Total income tax expense	$ 11,040

Using the applicable combined federal and state tax rate of 26%, the deferred tax liabilities are as follows:

Deferred tax liabilities:	Amount	Rate	Tax
Unrealized gain on securities available-for-sale	$ 6,073	26%	$ 1,579
Tax depreciation in excess of book depreciation	2,535	26%	659
Rounding			(38)
Net deferred tax liabilities			$ 2,200

8. **Lease Commitment for Office Space**

The Company renewed a five year operating lease for office space in August 2017, which will expire July 31, 2022. Rent expense under this agreement for 2018 was $36,000. Future minimum lease commitments are as follows:

Year Ending December 31,	Lease Commitments
2019	$ 36,500
2020	37,200
2021	37,700
2022	22,400
Total	$ 133,800

9. **Net Capital Requirements**

As a broker dealer, the Company is subject to the uniform net capital rule adopted and administered by the Securities and Exchange Commission. The rule requires maintenance of minimum net capital and prohibits a broker dealer from engaging in securities transactions at a time when its net capital falls below minimum requirements, as those terms are defined by the rule. At December 31, 2018, the Company's net capital was $207,123 which was $182,123 in excess of the $25,000 minimum required.

10. **Risk Management**

Transactions involving financial instruments involve varying degrees of market, credit and operating risk. The Company monitors its exposure to risk on a regular basis.

Credit Risk

The Company's transactions with customers are recorded on a trade date basis and are collateralized by the underlying securities. The Company's exposure to credit risk associated with nonperformance by customers is impacted by volatile or illiquid trading markets. Should customers fail to perform, the Company may be required to complete the transaction at prevailing market prices. The Company manages credit risk by principally requiring funds to be on deposit at the time of purchase. Also, management has determined that investing in mutual funds helps mitigate volatility and illiquidity and has limited its business primarily to investing in major mutual funds for customers.

Market Risk

Market risk is the potential change in value of the financial instrument caused by unfavorable changes in the underlying net asset value. The Company has an investment in a mutual fund which is susceptible to market risk.

Operating Risk

Operating risk focuses on the Company's ability to accumulate, process, and communicate information necessary to conduct its daily operations. Deficiencies in technology, financial systems and controls, and losses attributed to operational problems all pose potential operating risks. In order to mitigate these risks, the Company has established and maintains an internal control environment which incorporates various control mechanisms throughout the organization. In addition, the Company periodically monitors its technological needs and makes changes as deemed appropriate.

Concentration of Credit Risk

The Company's cash is deposited at one financial institution. Cash accounts at banks are insured by the Federal Deposit Insurance Corporation (FDIC) for up to $250,000. At December 31, 2018 the Company had approximately $188,980 in excess of the FDIC limit.

11. **Subsequent Events**

Management has evaluated subsequent events through February 27, 2019, the date which the financial statements were available to be issued, and has determined there are no additional subsequent events to be reported.

AMERICAN FUNDS AND TRUSTS, INC.

SUPPLEMENTARY INFORMATION

AS OF DECEMBER 31, 2018

Stockholders' equity		$ 227,792
Non-allowable assets:		
Commissions receivable in excess of commissions payable	$ (7,780)	
Furniture, equipment and leasehold improvements, net	(3,177)	
Prepaid federal income taxes	(1,122)	
Deposits	(206)	
Prepaid expense	(108)	(12,393)
Net capital before haircuts on securities' positions		215,399
Haircuts on securities:		
Mutual funds	(8,276)	(8,276)
Net capital per audit		$ 207,123

See report of independent registered public accounting firm.

RECONCILIATION TO RESPONDENT'S UNAUDITED COMPUTATION

Net capital per respondent's Focus report	$ 207,123
Net increase in stockholders' equity	--
Net (increase) in nonallowable assets	--
Net increase in haircut on securities' positions	--
Net capital per audit	$ 207,123

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE III
COMPUTATION OF AGGREGATE INDEBTEDNESS
DECEMBER 31, 2018

Accrued commissions to officers and directors	$ 231,243
Accrued commissions to registered representatives	36,047
Accrued expenses and other payables	20,992
State income taxes payable	229
Total aggregate indebtedness	$ 288,511
Ratio of aggregate indebtedness to net capital	1.39:1

See report of independent registered public accounting firm.

AMERICAN FUNDS AND TRUSTS, INC.
SCHEDULE IV
EXEMPTIVE PROVISION UNDER RULE 15c3-3
DECEMBER 31, 2018

If an exemption from Rule 15c3-3 is claimed, identify below the section upon
which such exemption is based (check one only)

A. $2,500 capital category; as per Rule 15c3-1   _____

B. "Special Account for the Exclusive Benefit of
   Customers" maintained   __X__

C. All customer transactions cleared through another
   broker-dealer on a fully disclosed basis: Name of clearing
   firm _____   _____

D. Exempted by order of the Commission   _____

See report of independent registered public accounting firm.

17



Haynie & Company

Certified Public Accountants (a professional corporation)
50 West Broadway, Suite 600   Salt Lake City, UT 84101 (801) 532-7800   Fax (801) 328-4461

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
ON EXEMPTION REVIEW REPORT

To the Board of Directors and Stockholders
American Funds & Trusts, Inc.

We have reviewed management's statements, included in the accompanying American Funds & Trusts, Inc. Exemption Report, in which (1) American Funds & Trusts, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which American Funds & Trusts, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3(2)(i) (exemption provisions) and (2) American Funds & Trusts, Inc. stated that American Funds & Trusts, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. American Funds & Trusts, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about American Funds & Trusts, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)((2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Haynie & Company
Haynie & Company
Salt Lake City, Utah
February 27, 2019



PrimeGlobal

An Association of
Independent Accounting Firms



An independently owned member
RSM US Alliance

RSM

American Funds and Trusts, Inc.

Financial Advisors Specializing in Mutual Funds, Personal & Corporate Retirement Plans

3030 SOUTH MAIN STREET, SUITE 100
SALT LAKE CITY, UTAH 84115
(801) 466-8701
FAX (801) 466-8780

RICHARD M. TAGGART, Pres.
RICHARD P. TAGGART, Vice Pres.

EXEMPTION REPORT

American Funds & Trusts, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3(k): (2)(i).

2. The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the most recent fiscal year without exception.

I, Richard M. Taggart, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

Richard M. Taggart
President
American Funds & Trusts, Inc.
February 27, 2019

email: amfunds58@aol.com
www.americanfundsandtrusts.com